Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Appoints Warren Whitehead to
Board of Directors

TORONTO, CANADA, April 7, 2011 - Lorus Therapeutics Inc. (TSX: LOR; PINK SHEETS: LRUSF) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the appointment of Warren Whitehead to the Lorus Board of Directors. Mr. Whitehead will also serve as Chairman of the Audit Committee.

Mr. Whitehead has held senior financial management positions in several biotechnology and pharmaceutical companies. Most recently he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008.  Prior to that Mr. Whitehead was CFO at Labopharm Inc., where he completed a series of public equity financings and a NASDAQ IPO. He is currently a member of the Board of Directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

 “We are delighted to welcome Warren to our Board of Directors.  His financial insight and expertise will be valuable as we pursue our financing goals for 2011”, said Dr. Aiping Young, Lorus' President and CEO.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to continue to operate as a going concern; our ability to achieve our financing goals and obtain the capital required for continued research and operations, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Company Contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com